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                             November 19, 2020

       Yishai Cohen
       Chairman, CEO and President
       Landa App LLC
       1 Pennsylvania Plaza, 36th Floor
       New York, NY 10119

                                                        Re: Landa App LLC
                                                            Amendment No. 2 to
Draft Offering Statement on Form 1-A
                                                            Submitted October
29, 2020
                                                            CIK 0001815103

       Dear Mr. Cohen:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Draft Offering Statement on Form 1-A

       Use of Proceeds, page 25

   1. We note that the net proceeds, assuming the Maximum Offering Amount, for each series detailed in the Use of
Proceeds section are not consistent with the amounts you disclose that you seek to raise
in the Offering Summary, beginning on page 8. Please revise or tell us why these amounts
should not be consistent.
       Distribution Policy, page 47

   2. We note your response to comment 4 and your revisions to your filing. Given the potentially significant
impact that unanticipated capital expenditures could have on your cash available for
distribution, please tell us how you determined that you have a reasonable basis to
project a cash distribution over the next 12 months.
 Yishai Cohen
Landa App LLC
November 19, 2020
Page 2
3. We note your response to comment 4 and the revisions to your filing. Notwithstanding the above comment, please further revise your disclosure to address the following:

             We note your disclosure reflects estimated cash available for distribution for a six-
           month period. Please revise your table to also include an adjustment for pro forma net income for the period from November 25, 2019 through December 31, 2019 and revise the remainder of the table accordingly.
             Please disclose your basis for the amounts you are deducting for reserves in your tables.
             Please disclose your expectations of material capital expenditures.
             Please enhance your cautionary language to address the potential impact from unexpected material capital expenditures.
             Please adjust your estimated cash available for distribution to reflect the impact from leases expiring in the next 12 months.
Financial Statements, page F-1

4. We note your response to comment 6. We continue to consider your response and may have further comments.
Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page F-22

5. We note that the value you have recorded for Real Estate Properties, net for Landa Series
      115 Sardis Street in your pro forma financial statements exceeds the appraisal value disclosed on page 39. Please tell us how you have evaluated the fair value of this property, and if you intend to record an impairment loss. In your response, please tell us your basis for you determination to record or to not record an impairment loss.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameYishai Cohen
                                                             Division of
Corporation Finance
Comapany NameLanda App LLC
                                                             Office of Real
Estate & Construction
November 19, 2020 Page 2
cc:       Lillian Brown
FirstName LastName